UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☐   Form C/A: Amendment to Offering Statement
     ☐   Check box if Amendment is material and investors must reconfirm within five business days.
☑   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of Issuer:

Quick Loadz Container System, LLC

Legal status of Issuer:

   Form:

   LLC

   Jurisdiction of Incorporation/Organization:

   Ohio

   Date of Organization:

   April 5, 2013

Physical Address of Issuer:

5850 Industrial Drive, Athens, OH 45701, United States

Website of Issuer:

https://quickloadz.com

Current Number of Employees:

28

	Most recent fiscal year-end (2022)	Prior fiscal year-end (2021)
Total Assets	$4,646,931	$2,972,450
Cash & Cash Equivalents	$769,567	$187,158
Accounts Receivable	$191,194	$377,859
Short-term Debt	$118,982	$724,849
Long-term Debt	$5,708,035	$2,828,540
Revenues/Sales	$2,018,631	$1,995,405
Cost of Goods Sold	$1,103,788	$1,191,115
Taxes Paid	$0	$0
Net Income/(Net Loss)	$(392,676)	$(27,587)

Table of Contents

FORM C-AR
ABOUT THIS FORM C-AR..1
FORWARD-LOOKING STATEMENTS..1
OTHER INFORMATION...2
    Bad Actor Disclosure..2
SIGNATURE..3

EXHIBIT A: Annual Report
SUMMARY...4
    The Company...4
RISK FACTORS...5
    Risks Related to the Company's Business and Industry...5
BUSINESS..9
    Description of the Business...9
    Business Plan...9
    The Company's Products and/or Services...9
    Competition..12
    Customer Base...13
    Intellectual Property...13
    Domain Names...14
    Governmental/Regulatory Approval and Compliance..15
    Litigation..15
DIRECTORS, OFFICERS, AND MANAGERS...16
    Indemnification..16
    Employees...16
CAPITALIZATION, DEBT AND OWNERSHIP...17
    Capitalization...17
    Debt..18
    Previous Offerings of Securities...21
    Ownership..21
FINANCIAL INFORMATION..22
    Operations...22
    Cash and Cash Equivalents...22
    Liquidity and Capital Resources...22
    Capital Expenditures and Other Obligations...22
    Material Changes and Other Information..22
TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST...........................23

EXHIBIT B: Financials..24


April 3, 2023

Quick Loadz Container System, LLC




This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Quick Loadz Container System, LLC ("**QuickLoadz,**" the "**Company**," "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**" or "**Commission**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at https://quickloadz.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party or (5) the liquidation or dissolution of the Company.


The date of this Form C-AR is April 3, 2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.


ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein, including Exhibit A and Exhibit B, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein or therein is accurate only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Sean Jones
_____
(Signature)

Sean Jones
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Sean Jones
_____
(Signature)

Sean Jones
_____
(Name)

Managing Member
_____
(Title)

April 3, 2023
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
April 3, 2023

Quick Loadz Container System, LLC



SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this Exhibit A and Exhibit B therein.

The Company

Quick Loadz Container System, LLC is a manufacturer of truck beds and trailers for sea shipping containers. The Company was formed in Ohio as a limited liability company on April 5, 2013.

The Company is located at 5850 Industrial Drive, Athens, OH 45701, United States.

The Company's website is https://quickloadz.com.

The Company is headquartered and qualified to conduct business in Ohio. The Company also sells its products through the Internet and throughout the United States and internationally, particularly in Canada.

The information on the Company available on or through our website is not a part of this Form C-AR.

Description of the Business

QuickLoadz, also known as QuickLoadz Intermodal Robotics, builds truck beds and trailers that load and unload sea shipping containers. Our products allow an operator to move up to sixty thousand pounds in sea shipping containers using only their smart devices in three minutes without leaving their seat in the cab of the truck. This ability to easily move loaded sea shipping containers creates all new possibilities for streamlining world freight and logistics. Ninety percent of all freight travels in sea shipping containers and QuickLoadz creates the ability to move those one hundred and sixty five million containers in an easy way never before possible.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks, including, but not limited to, those noted herein.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

The amount of capital the Company has on hand may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure additional funds. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently has limited sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on third party vendors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if vendors do not provide the agreed-upon products or services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products or services may be adversely impacted if companies to whom we delegate certain products or services do not perform to our, and our customers', expectations. Our vendors may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors for a particular service.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its executive officers and key employees.

We are dependent on our executive officers and key employees. The loss of any or all of our executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

BUSINESS

Description of the Business

QuickLoadz, also known as QuickLoadz Intermodal Robotics, builds truck beds and trailers that load and unload sea shipping containers. Our products allow an operator to move up to sixty thousand pounds in sea shipping containers using only their smart devices in three minutes without leaving their seat in the cab of the truck. This ability to easily move loaded sea shipping containers creates all new possibilities for streamlining world freight and logistics. Ninety percent of all freight travels in sea shipping containers and QuickLoadz creates the ability to move those one hundred and sixty five million containers in an easy way never before possible.

Business Plan

The Company plans to significantly expand its business by increasing sales and marketing streamlining production and new hires in HR. Any capital we raise will empower us to expand our product development, increase sales and marketing efforts and grow out our infrastructure as we continue to aggressively grow and expand our business.

The Company's Products and/or Services

Product / Service	Description	Current Market
16k Super20	Multiuse light weight 16,000 pound GVWR trailer. Coupled with a less than 10,000 pound GVWR pickup truck this is a non-CDL way to move equipment and lightly loaded 20 foot sea shipping containers. Design features: 4 built in Wi-Fi cameras for high visibility on a smart phone. Ability to unload itself of pallets. 38 HP EFI Kohler engine or all electric powerpack. Smartphone control allows loading or unloading of sea shipping containers without driver leaving truck cab in 3 minutes. Available in gooseneck or bumper hitch. With gooseneck swappable center hitch allows for towing with a pickup truck or semi-truck.	B2B direct sales, aimed at general contractors, mobile storage, container modifiers (tiny houses, popup bars and restaurants)
24k Super20	Multiuse middle weight 24,000 pound GVWR trailer. This medium weight trailer will move heavier equipment small bulldozers, manlifts and loaded 20-foot sea shipping containers. Design features: 4 built in Wi-Fi cameras for high visibility on a smart phone. Ability to unload itself of pallets. 38 HP EFI Kohler engine or all electric powerpack. Smartphone control allows loading or unloading of sea shipping containers without driver leaving truck cab in 3 minutes. Available in gooseneck or bumper hitch. With gooseneck swappable center hitch allows for towing with a pickup truck or semi-truck.	B2B direct sales, B2B direct sales, aimed at general contractors, mobile storage, container modifiers (tiny houses, popup bars and restaurants), moving companies, utility companies.
40k Super20	Multiuse heavy weight 40,000 pound GVWR trailer. This heavy weight trailer will move heavy equipment, mid-sized bulldozers, manlifts and	B2B direct sales, aimed at general contractors, container modifiers (containerized generator sets, water purification systems, other heavy

	loaded 20-foot sea shipping containers. Design features: 4 built in Wi-Fi cameras for high visibility on a smart phone. Ability to unload itself of pallets. 38 HP EFI Kohler engine or all electric powerpack. Smartphone control allows loading or unloading of sea shipping containers without driver leaving truck cab in 3 minutes. Available only with a 5th wheel hitch for towing by a semi-truck.	containerized equipment), freight and trucking companies, large end users of 20' sea shipping containers.
20k Superbed	Multiuse bed for single and double axle trucks. These beds allow a user to load or unload a sea shipping container in 3 minutes without leaving their seat in the truck cab. These beds are designed to be multifunctional as tow trucks, equipment movers and dump trucks. Design features: 4 built in Wi-Fi cameras for high visibility on a smart phone. Ability to unload itself of pallets. Smartphone control allows loading or unloading of sea shipping containers without driver leaving truck cab in 3 minutes. 45 degree tilt angle allows the truck to also act as a dump truck.	B2B direct sales, aimed at general contractors, mobile storage, container modifiers (tiny houses, popup bars and restaurants), emergency services.
40k Superbed	Multiuse bed for double and triple axle trucks. These beds allow a user to load or unload a sea shipping container in 3 minutes without leaving their seat in the truck cab. These beds are designed to be multifunctional as tow trucks, equipment movers and dump trucks. Design features: 4 built in Wi-Fi cameras for high visibility on a smart phone. Ability to unload itself of pallets. Smartphone control allows loading or unloading of sea shipping containers without driver leaving truck cab in 3 minutes. 45 degree tilt angle allows the truck to also act as a dump truck.	B2B direct sales, aimed at general contractors, mobile storage, container modifiers (tiny houses, popup bars and restaurants), emergency services.
20k Super Short 40	Single axle light weight trailer designed to be pulled by a semi-truck. This trailer is capable of moving other light (less than 12,000 pound) loads but is primarily designed as a short trailer for moving empty sea shipping containers. Design features: 4 built in Wi-Fi cameras for high visibility on a smart phone. Ability to unload itself of pallets. 38 HP EFI Kohler engine or all electric powerpack. Smartphone control allows loading or unloading of sea shipping containers without driver	B2B direct sales, aimed at mobile storage

	leaving truck cab in 3 minutes, sliding axles with driver smart phone control allow the driver to maneuver in tight spots by sliding the axles forward without leaving their seat in the truck cab. Design features: 4 built in Wi-Fi cameras for high visibility on a smart phone. Ability to unload itself of pallets. 38 HP EFI Kohler engine or all electric powerpack. Smartphone control allows loading or unloading of sea shipping containers without driver leaving truck cab in 3 minutes, sliding axles with driver smart phone control allow the driver to maneuver in tight spots by sliding the axles forward without leaving their seat in the truck cab. The trailer can also move 2 20' containers, 4 10' containers or any variety.	
40k Super Short 40	Double axle medium weight trailer designed to be pulled by a semi-truck and move loaded 40' containers. This trailer is capable of moving medium loads but is primarily designed as a short trailer for moving loaded sea shipping containers. Design features: 4 built in Wi-Fi cameras for high visibility on a smart phone. Ability to unload itself of pallets. 38 HP EFI Kohler engine or all electric powerpack. Smartphone control allows loading or unloading of sea shipping containers without driver leaving truck cab in 3 minutes. Sliding axles with driver smart phone controls allow the driver to maneuver in tight spots by sliding the axles forward without leaving their seat in the truck cab. The trailer can also move 2 20' containers, 4 10' containers or any variety.	B2B direct sales, aimed at mobile storage, container modifiers (containerized generator sets, water purification systems, other heavy containerized equipment), freight and trucking companies, large end users of 40' sea shipping containers.
26k Super 40	Versatile light weight 26,000 pound GVWR trailer. This lightweight trailer will move heavier equipment small bulldozers, manlifts and lightly loaded 40-foot sea shipping containers. Design features: 4 built in Wi-Fi cameras for high visibility on a smart phone. Ability to unload itself of pallets. 38 HP EFI Kohler engine or all electric powerpack. Smartphone control allows loading or unloading of sea shipping containers without driver leaving truck cab in 3 minutes. Available in gooseneck or bumper hitch. With gooseneck swappable center hitch allows for towing with a pickup truck or semi-truck. sliding axles with driver smart phone control	B2B direct sales, aimed at mobile storage, general contractors and hot shot truckers.

	allow the driver to maneuver in tight spots by sliding the axles forward without leaving their seat in the truck cab. The trailer can also move 2 20' containers, 4 10' containers or any variety.	
40k Super 40	Versatile middle weight 40,000 pound GVWR trailer. This middle weight trailer will move heavier equipment small bulldozers, manlifts and lightly loaded 40-foot sea shipping containers. Design features: 4 built in Wi-Fi cameras for high visibility on a smart phone. Ability to unload itself of pallets. 38 HP EFI Kohler engine or all electric powerpack. Smartphone control allows loading or unloading of sea shipping containers without driver leaving truck cab in 3 minutes. Available in gooseneck or bumper hitch. With gooseneck swappable center hitch allows for towing with a pickup truck or semi-truck. sliding axles with driver smart phone control allow the driver to maneuver in tight spots by sliding the axles forward without leaving their seat in the truck cab. The trailer can also move 2 20' containers, 4 10' containers or any variety.	B2B direct sales, aimed at general contractors, container modifiers (containerized generator sets, water purification systems, other heavy containerized equipment), freight and trucking companies, large end users of 40' sea shipping containers.
60k Super 40	Heavy weight trailer product, 60,000 pound GVWR trailer. This heavy weight trailer will move heavy equipment, standard flatbed loads and heavily loaded 40 foot sea shipping containers. Design features: 4 built in Wi-Fi cameras for high visibility on a smart phone. Ability to unload itself of pallets. 38 HP EFI Kohler engine or all electric powerpack. Smartphone control allows loading or unloading of sea shipping containers without driver leaving truck cab in 3 minutes. Sliding axles with driver smart phone control allow the driver to maneuver in tight spots by sliding the axles forward without leaving their seat in the truck cab. The trailer can also move 2 20' containers, 4 10' containers or any variety.	B2B direct sales, aimed at revolutionizing the freight and logistics markets this unit will move the heavy 40' foot sea shipping containers that are the backbone of world trade. This unit will automate the 90% of world freight that uses 40' sea shipping containers everywhere from seaports, distribution centers to farmers.

Competition

Although our product is unique, the overall markets in which our products are sold are highly competitive. Our products compete against different products of many large and small companies, including well-known global competitors.

In our particular space, side lift crane trailers are the primary competitors in the market of moving loaded sea shipping containers. Side lift cranes work by having a large folding crane at either end of a trailer. The trailer pulls up next to the container, cranes are unfolded, the operator attaches chains to the container and then operating both cranes at once lifts the container four feet into the air and sets it on the trailer. The container is then disconnected from the 2 cranes, chains stowed, cranes folded back into travel position. The side lift crane market is dominated by HammarLift, a Swedish company. Side lift crane trailers are twice as heavy (reduced payload), twice as expensive (four times as expensive in operating costs), eight times slower, inherently dangerous, and require a skilled, trained operator and cannot by their nature be automated. The operator must always rig the container to be lifted, operate the cranes and make certain of the stability of the trailer while lifting the container. Most importantly, they cannot be used with freight systems such as loading docks (there is a crane in the way of accessing the contents of the sea shipping container) and therefore side lift cranes simply do not work well in freight and logistics and are relegated to a small, niche $100,000,000 market. In moving empty containers there is competition from a large variety of trailer manufacturers that make traditional (tow style) trucks and trailers. This is a limited market that is dominated by Landoll Corporation's version of the container trailer. These are essentially tow trailers and are not well suited for moving loaded sea shipping containers and by their labor-intensive nature cannot be automated. Even though a QuickLoadz trailer is often 10% more expensive than similar Landoll trailers and there is heavy competition in this market, QuickLoadz currently sells 20% into this market. A large mobile storage company reported a 40% increase in productivity when using a QuickLoadz trailer over a traditional tow style trailer. The increase in productivity can produce a one month return on investment on the difference in price between a QuickLoadz trailer and a traditional tow trailer. In addition, it is possible for a customer to charge ten times as much to move a loaded sea shipping container instead of an empty container which only leads to a much more rapid return on investment. In comparison to these specific competitors, QuickLoadz primary advantages are speed, automation and driver safety. There has never been a reported injury with a QuickLoadz trailer, and with a QuickLoadz trailer, almost any driver can load or unload sea shipping container with just minutes of training.

Customer Base

We sell B2B in the mobile storage, general contractor, freight, emergency services, military, utility and moving spaces.

Supply Chain

Although the Company is dependent upon certain third party vendors, the Company has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
8,870,517	"Container Loading and Unloading System"	Patent	December 8, 2011	October 28, 2014	USA
9,969,314	"Container Loading and Unloading System"	Patent	August 28, 2014	May 15, 2018	USA
2788222	"Container Loading and Unloading System"	Patent	September 22, 2014	February 1, 2017	European Union

2012348242	"Container Loading and Unloading System"	Patent	November 20, 2012	February 16, 2017	Australia
ZL201280067919.1	"Container Loading and Unloading System"	Patent	July 23, 2014	March 29, 2017	China
6223996	"Container Loading and Unloading System"	Patent	June 5, 2014	October 13, 2017	Japan
2858542	"Container Loading and Unloading System"	Patent	November 20, 2012	August 13, 2019	Canada
10-2031329	"Container Loading and Unloading System"	Patent	July 8, 2014	October 4, 2019	Korea
BR112014013823-0	"Container Loading and Unloading System"	Patent	November 20, 2012	May 17, 2022	Brazil
422388	"Container Loading and Unloading System"	Patent	June 26, 2014	February 20, 2023	India

Trademarks

Application or Registration #	Title	Description	File Date	Grant Date	Country
5,570,770	QuickLoadz	Standard Character Mark	May 4, 2018	September 25, 2018	USA
90843108	QuickLoadz Intermodal Robotics	Standard Character Mark	July 22, 2021	Pending	USA

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Domain Names

The Company owns the following active domain names: (i) quickloadz.com, (ii) quickloadz.co, (iii) quickloadz.org, (iv) quickloadz,net, (v) quickloadz.info and (vi) the-box-store.com.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS

The directors, officers, managers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Sean Jones	CEO, Co-Founder and Managing Member	CEO and Co-Founder of Quick Loadz, 2013 – Present Responsible for sales, operations, and general CEO responsibilities Owner Rockside Rentals, 1984- Present	Ohio University, B.S. with Honors. Engineering, 1985
Bridget Lair	Chief Financial Officer and Co-Founder	Chief Financial Officer and Co-Founder of Quick Loadz, 2013 – Present Responsible for Financial Operations of Company Senior Research Associate, Voinovich School of Leadership and Public Affairs, Ohio University	Ohio University, M.A. Geography, 2002; M.A., International Affairs, 2000

Biographical Information

Sean Jones: Sean is the CEO, Co-Founder and Managing Member of the Company. He is an engineer and serial entrepreneur with several successful exits. After selling a mobile storage company to a multinational company, Sean focused on building a safer, faster, easier way to move loaded ISO containers. After designing several prototypes, Sean patented QuickLoadz in the U.S., Europe, Australia, China, India, Canada and others. He has successfully commercialized the product across multiple market sectors and has captured repeat customers from multinational enterprise companies.

Bridget Lair: Bridget is the CFO and Co-Founder of the Company. She is trained as a research scientist in ecology and international affairs. Bridget is a published author on best practices in business incubation and her research on fire ecology, land use and land cover change is published in multiple peer reviewed journals and books. She has extensive experience in statistical analysis and data management. As CFO of the Company, Bridget works closely with Sean to set Company strategy and financial planning. Before joining the Company, Bridget was a Senior Research Analyst in Leadership and Public Affairs.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Ohio law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 28 employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized equity interests consists of 100 common membership interests (the "**Common Membership Interests**"). At the filing of this Form C-AR, 100 Common Membership Units are issued and outstanding.

Outstanding Equity Interests

The Company's outstanding equity interests consists of:

Type	Common Membership Interests
Amount Outstanding	100
Voting Rights	1 vote per each membership interest percentage or a fraction thereof
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Common Membership Interests which may dilute the Security.

Outstanding Options, Safes, Convertible Notes, Warrants

The Company has the following additional securities outstanding:

Type	Crowd SAFE Reg CF Offering (Simple Agreement for Future Equity)
Face Value	$387,827
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $12,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

Outstanding Debt

As of the date of this Form C/A, the Company has the following debt outstanding:

Type	SBA EIDL Loan
Amount Outstanding	$416,595
Interest Rate and Amortization Schedule	3.75% per annum. Installment payments, including principal and interest of $2,103 monthly will begin twenty-four (24) months from the date of issuance of the promissory note. The balance of principal and interest will be payable thirty (30) years from the date of the promissory note.
Description of Collateral	All assets.
Maturity Date	April 21, 2050

Type	Vehicle Loan- Ohio University Credit Union
Amount Outstanding	$6,595
Interest Rate and Amortization Schedule	5.49% per annum Installment payments, including principal and interest, of $493 monthly.
Description of Collateral	Ford 150 Vehicle
Maturity Date	September 23, 2023

Type	Microkinetics Equipment Loan
Amount Outstanding	$14,797
Interest Rate and Amortization Schedule	5.5% per annum Installment payments, including principal and interest of $1,075.09 monthly.
Description of Collateral	Equipment
Maturity Date	April 21, 2024

Type	Messer Equipment Loan
Amount Outstanding	$46,565
Interest Rate and Amortization Schedule	5.5% per annum Installment payments, including principal and interest of $1,075.09 monthly.
Description of Collateral	Equipment
Maturity Date	April 21, 2024

Type	Hydraulic Press Brake
Amount Outstanding	$9,303
Interest Rate and Amortization Schedule	Term Loan 48 Months Installment payments, including principal and interest of $259 monthly.
Description of Collateral	Equipment
Maturity Date	May 14, 2026

Type	Haas, Daewo, Fadal Machining Centers
Amount Outstanding	$56,642
Interest Rate and Amortization Schedule	Term Loan 60 Months Installment payments, including principal and interest of 1,217 monthly.
Description of Collateral	Equipment
Maturity Date	June 6, 2028

Type	Accrul Press Brake
Amount Outstanding	$99,644
Interest Rate and Amortization Schedule	Term Loan 36 Months Installment payments, including principal and interest of$ 3,272 monthly.
Description of Collateral	Equipment
Maturity Date	September 22, 2025

Type	Star Crane
Amount Outstanding	$60,800
Interest Rate and Amortization Schedule	Term Loan 36 Months Installment payments, including principal and interest of $1,932 monthly.
Description of Collateral	Equipment
Maturity Date	September 22, 2025

Type	Enhanced Capital Rural Fund
Amount Outstanding	$5,000,000
Interest Rate and Amortization Schedule	6% Fixed Interest only for 6 years Installment payments for interest of $25,833 monthly.
Description of Collateral	Business Assets
Maturity Date	August 9, 2028

Type	American Express Business Line of Credit
Amount Outstanding	$20,521
Interest Rate and Amortization Schedule	1.8-2.6% (up to three months from date of use)
Description of Collateral	Unsecured
Maturity Date	None

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Membership Interests	$160,000	1.333%	General Working Capital	May 10, 2021	Section 4(a)(2)
Membership Interests	$159,062	1.325%	General Working Capital	May 10, 2021	Section 4(a)(2)
Crowd SAFE (Simple Agreement for Future Equity)	$387,827	549	General Working Capital	April 19, 2022	Reg. CF

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Sean Jones	Membership Interests	77.34%
Bridget M. Lair	Membership Interests	20%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and in the financial statements attached hereto as <u>Exhibit B</u>, in addition to the following information.

Operations

Quick Loadz Container System, LLC (the "**Company**") was incorporated on April 5, 2013 under the laws of the State of Ohio, and is headquartered in Athens Ohio.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

As of February 28, 2023, the Company had an aggregate of approximately $337,002 in cash and cash equivalents, leaving the Company with approximately 12 months of recurring runway.

Liquidity and Capital Resources

In April 2022, the Company completed an offering pursuant to Regulation CF and raised $387,827.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. Please see the financial statements attached as <u>Exhibit B</u>.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons: None.

EXHIBIT B
FINANCIALS (UNAUDITED)
(EXHIBIT B TO FORM C-AR)
April 3, 2023

Quick Loadz Container System, LLC



QuickLoadz Intermodal Robotics

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1001 Chase Checking 8210 now 3625	769,288.20
1006 Am Ex Working Capital (Memo)	175,000.00
1006.1 Contra Acct-Am Ex Working Capital (Memo)	-175,000.00
Total 1006 Am Ex Working Capital (Memo)	**0.00**
1008 OUCU Savings	279.65
1010 Savings	0.00
1012 Kabbage Line of Credit (Memo)	150,000.00
1012.1 Contra Acct-Kabbage Line of Credit (Memo)	-150,000.00
Total 1012 Kabbage Line of Credit (Memo)	**0.00**
1013 Republic CF	0.00
Total Bank Accounts	**$769,567.85**
Accounts Receivable	
1101 Trade Accounts Receivable	191,194.27
Total Accounts Receivable	**$191,194.27**
Other Current Assets	
1004 Undeposited Funds	0.00
1200 IRS Receivable - ERC	0.00
1202 Sales Tax Payable/ppd	0.00
1203 Prepaid Insurance	0.00
1301 Containers	55,000.00
1304 Inventory - other QuickLoadz specific (hydraulics, wiring, plumbing, electronics, etc.)	1,053,024.17
Inventory Asset	0.00
Total Other Current Assets	**$1,108,024.17**
Total Current Assets	**$2,068,786.29**
Fixed Assets	
1303 Trailers	58,046.00
1503 Vehicles	70,300.00
1510 Equipment	897,358.22
1510.1 Fabrication Equipment	
1510.1.1 Welders and Welding Equipment	22,470.97
1510.12 CNC Horizontal and Vertical Machining Centers Fadal, Daewo, Haas	52,566.17
1510.13 HTC 400 Ton Press Brake	23,213.05
1510.14 Accural Press Break	107,962.58

	TOTAL
Total 1510.1 Fabrication Equipment	**206,212.77**
1510.2 Cutting Systems	
1510.21 Messer 40' Plasma Table	15,531.04
1510.22 XT Laser	123,878.95
1510.23 HJ Waterjet	4,242.04
Total 1510.2 Cutting Systems	**143,652.03**
1510.3 Heavy Equipment	
1510.31 Vehicle Lifts	46,870.17
1510.32 Cranes	69,400.83
1510.33 Machinery & Equipment Replacement/Repair	12,963.67
Total 1510.3 Heavy Equipment	**129,234.67**
1510.4 Tooling - Jigs, Tables, Shelves, etc.	22,906.17
1510.9 Computer Equipment	19,512.22
1510.91 Communications Equipment	1,318.93
Total 1510.9 Computer Equipment	**20,831.15**
Total 1510 Equipment	**1,420,195.01**
1550 Buildings	397,005.27
1551 Building Improvements	17,934.26
1552 Renovations 5840 Industrial Dr	805,395.94
1580 LHI	3,244.53
Total 1550 Buildings	**1,223,580.00**
1600 Accumulated Depreciation	0.00
1603 Accumulated Depreciation - Vehicles	-64,252.00
1610 Accumulated Depreciation - Machinery	-726,191.60
1620 Accumulated Depreciation-Trailers	-18,760.28
1650 Accumulated Depreciation - Building	-21,384.68
1652 Accumulated Depreciation- Renovations	-27,578.32
1680 Accumulated Depreciation- LHI	-266.90
Total 1600 Accumulated Depreciation	**-858,433.78**
1701 Patent	210,821.15
1602 Accumulated Amortization Patent	-42,547.54
Total 1701 Patent	**168,273.61**
1804 Loan Fees asset	476,049.05
1670 Accum Depr- Loan fees	-44,466.58
Total 1804 Loan Fees asset	**431,582.47**
Total Fixed Assets	**$2,513,543.31**
Other Assets	
1802 Product Development	0.00

QuickLoadz Intermodal Robotics

Balance Sheet

As of December 31, 2022

	TOTAL
1805 Software License	97,318.02
1806 Accumulated Amortization - Software License	-32,716.26
Total 1805 Software License	**64,601.76**
Total Other Assets	**$64,601.76**
TOTAL ASSETS	**$4,646,931.36**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2001 A/P	-4,113.57
Accounts Payable (A/P)	42,392.19
It Subscription	0.00
Total Accounts Payable	**$38,278.62**
Credit Cards	
2101 Chase Ink same as chase 8523	0.00
2103 Visa OUCU CC 3840	55.20
2105 American Express Amazon Prime 2009	181.97
2106 Capital One Menards BIG Card	0.00
2107 Valero Wexonline - Wright Express	1,275.66
2108 AMEX Platinum 1001 now 42009	9,809.67
2109 Lowe's Business Rewards Card-2123	1,860.66
2111 Marriot BonVoy AMEX	0.00
Total Credit Cards	**$13,183.16**
Other Current Liabilities	
2301 Accrued Payroll	0.00
2304 Accrued Insurance	0.00
2305 Current Portion LTD	0.00
2306 Ford Short Term Liability	0.00
2307 BizCapital Short Term Liability	0.00
2308 SBA EIDL Short Term Liability	0.00
Total 2305 Current Portion LTD	**0.00**
2310 Customer Deposits	88,042.30
2505 Line of Credit	
2505.1 Ascentium Capital LOC	0.00
2505.2 Kabbage LOC	0.00
2505.3 Am Ex Working Capital LOC	-20,521.48
Total 2505 Line of Credit	**-20,521.48**
2701 Other Current Liabilities	0.00
Total Other Current Liabilities	**$67,520.82**
Total Current Liabilities	**$118,982.60**

QuickLoadz Intermodal Robotics

Balance Sheet

As of December 31, 2022

	TOTAL
Long-Term Liabilities	
2503 Ford F150 Truck Loan	6,595.17
2504 Ascentium Microkinetics CNC	14,797.87
2506 Ascentium Messer Plasma	46,656.96
2508 Hydraulic Press Brake 5.2022	9,303.01
2509 CNC Machining Centers QTY 3	53,642.21
2510 Ascentium Accurl Press Brake	99,644.06
2511 Ascentium Star Crane	60,800.77
2608 SBA Loan BizCapital	0.00
2609 SBA EIDL	416,595.00
2611 Enhanced Capital Rural Fund	5,000,000.00
Total Long-Term Liabilities	**$5,708,035.05**
Total Liabilities	**$5,827,017.65**
Equity	
3101 Paid-In Capital or Surplus	2,315,311.68
3106 Sean Jones Contributions	297,891.46
3201 Opening Balance Equity	0.00
3501 Member Capital	-3,400,613.62
Net Income	-392,675.81
Total Equity	**$ -1,180,086.29**
TOTAL LIABILITIES AND EQUITY	**$4,646,931.36**

QuickLoadz Intermodal Robotics

Profit and Loss

January - December 2022

	TOTAL
Income	
2015 Container Rentals	500.00
Container Sales	44,194.70
Prior Year Adjustment	3.00
Sales	116,681.64
Sales of Product Income	1,857,251.89
Total Income	**$2,018,631.23**
Cost of Goods Sold	
Cost of Goods Sold Materials	1,031,093.36
Cost of labor - COS	41,941.74
Freight & delivery - COS	18,938.85
Warranty	9,576.30
Warranty - Travel	2,237.53
Total Warranty	**11,813.83**
Total Cost of Goods Sold	**$1,103,787.78**
GROSS PROFIT	**$914,843.45**
Expenses	
Advertising	53,868.39
Ebay listing fees	522.99
Marketing Expense	1,669.31
Hiring - Online Advertising	2,776.38
Marketing- Other	382.28
Trade Show Fees	48,528.34
Total Marketing Expense	**53,356.31**
Total Advertising	**107,747.69**
Auto Expense	2,576.98
Bank Charges	4,401.75
Square CC fee 3.5%	9,608.31
Total Bank Charges	**14,010.06**
Charitable Contributions	469.00
Clothing and rags	12,681.85
Dues & Subscriptions	
Association Membership Dues	2,452.00
Business News and Company Finance	865.88
Total Dues & Subscriptions	**3,317.88**
Insurance	8,726.82
Insurance - Auto	9,155.85
Insurance - Liability/Hazard/Business Property	33,083.49
Total Insurance	**50,966.16**

QuickLoadz Intermodal Robotics

Profit and Loss
January - December 2022

	TOTAL
Interest Expense	273,294.37
Debt Issuance cost	390.00
Total Interest Expense	**273,684.37**
IT SUB	8,880.62
Legal & Professional Fees	27,540.65
Annual Taxes and Other Accounting Expenses	3,878.50
Legal	9,491.50
Payroll fees	5,280.31
Total Legal & Professional Fees	**46,190.96**
Office Expenses	1,141.29
Office Supplies & Software	214.49
Other General and Admin Expenses	4,997.06
Payroll Wages	827,471.23
Payroll Tax	77,965.01
Total Payroll Wages	**905,436.24**
Rent or Lease	1,200.00
Repair & Maintenance	922.42
Shipping and delivery expense	20,935.95
Shop Supplies	77,419.69
Subcontractors	10,281.37
Tax, License & Insurance	
CAT Annual	150.00
Dealer Licensing Services	243.68
FET tax	13,261.92
Property Tax	9,124.40
Sales Tax	35.98
Taxes & Licenses	917.28
Workmens Comp	9,374.15
Total Tax, License & Insurance	**33,107.41**
Tools	33,153.06
Furniture	358.64
Total Tools	**33,511.70**
Training	1,650.00
Travel & Entertainment	329.16
Fuel and Mileage Expense	11,398.27
Hotel	14,157.21
Meals	5,253.57
Meals - in office	735.56
Parking	294.16
Rental cars and airfare	10,590.53
Total Travel & Entertainment	**42,758.46**

QuickLoadz Intermodal Robotics

Profit and Loss

January - December 2022

	TOTAL
Utilities	55,010.10
Total Expenses	**$1,709,111.75**
NET OPERATING INCOME	**$ -794,268.30**
Other Income	
Dividend Income	0.01
Interest Earned	3,762.41
Other Ordinary Income	411,916.41
Credit Card Cash Back	5,016.50
WIAO On the Job Training Grants	5,666.86
Total Other Ordinary Income	**422,599.77**
Total Other Income	**$426,362.19**
Other Expenses	
Amortization Expense	7,850.40
R&D	16,919.49
Reconciliation Discrepancies	-0.19
Total Other Expenses	**$24,769.70**
NET OTHER INCOME	**$401,592.49**
NET INCOME	**$ -392,675.81**